3/11/04

U.S. SECURIT ION
W

04004841

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8- 34881

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) **AND ENDING** 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Banc One Securities Corporation
[redacted]

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1111 Polaris Parkway; Suite 2J
(No. and Street)

Columbus	**OH**	**43271-1249**
(City)	(State)	(Zip Code)

RECEIVED
FEB 27 2004
PROCESSING SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin L. Martin **(614) 244 6165**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

Suite 500	**191 West Nationwide Blvd.**	**Columbus**	**Ohio**	**43215-2568**
(ADDRESS)	Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3.18.04

OATH OR AFFIRMATION

I, Kevin L. Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Banc One Securities Corporation. as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Name: Kevin L. Martin
Title: Financial and Operations Principal

Notary Public

SHAWN L. CARTY
Notary Public, State of Ohio
My Commission Expires 8/30/2005

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
X	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

BANC ONE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Banc One Capital Holdings Corporation)

Statement of Financial Condition

December 31, 2003

(With Independent Auditors' Report Thereon)

KPMG LLP
Suite 500
191 West Nationwide Boulevard
Columbus, OH 43215-2568

Telephone 614 249 2300
Fax 614 249 2348

Independent Auditors' Report

Board of Directors
Banc One Securities Corporation:

We have audited the accompanying statement of financial condition of Banc One Securities Corporation, (a wholly owned subsidiary of Banc One Capital Holdings Corporation) as of December 31, 2003. This financial statement is the responsibility of Banc One Securities Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Banc One Securities Corporation as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Columbus, Ohio
February 13, 2004

BANC ONE SECURITIES CORPORATION

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$	74,424,381
Cash and securities segregated under federal and other regulations		14,676,508
Receivable from broker-dealers and clearing organizations		6,103,262
Receivable from customers		895,533
Receivable from investment companies		1,244,410
Receivable from affiliates and parent		4,515,835
Receivable, other		2,330,705
Furniture, equipment and leasehold improvements, net		158,796
Income taxes receivable		3,478,030
Other assets		2,270,932
Total assets	$	110,098,392

Liabilities and Stockholder's Equity

Payable to customers	$	2,718,431
Payable to broker-dealers and clearing organizations		131,322
Payable to investment companies		628,096
Payable to affiliates and parent		346,583
Accrued employee compensation and benefits		10,862,341
Deferred tax liability		6,030,197
Accounts payable, accrued expenses, and other liabilities		7,653,184
Total liabilities		28,370,154
Stockholder's equity:		
Common stock (authorized and outstanding 500 shares; no par value)		500
Additional paid-in capital		22,279,500
Retained earnings		59,448,238
Total stockholder's equity		81,728,238
Total liabilities and stockholder's equity	$	110,098,392

See accompanying notes to financial statements.

BANC ONE SECURITIES CORPORATION

Notes to Statement of Financial Condition

December 31, 2003

(1) Organization

Banc One Securities Corporation (BOSC) is a wholly owned subsidiary of Banc One Capital Holdings Corporation (Capital Holdings) which is a wholly owned subsidiary of BANK ONE Corporation (BANK ONE).

BOSC is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). BOSC acts as a fully disclosed introducing broker for its retail brokerage business that includes mutual fund, equity, and fixed income securities, which are cleared through Pershing, a Division of Bank of New York (Pershing). As a clearing broker, BOSC processes customer transactions for mutual fund asset allocation models.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates in the Preparation of Financial Statements

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates. Significant estimates made by management are discussed in the notes to the statement of financial condition, as applicable.

(b) Securities Transactions

Customers' securities transactions are recorded on a trade date basis. Amounts receivable and payable on unsettled transactions are recorded net in receivable/payable from/to broker/dealer and clearing organizations at fair value in the accompanying statement of financial condition.

(c) Cash and Cash Equivalents

Cash on hand and on deposit and highly liquid investments with original maturities of three months or less are considered cash and cash equivalents.

(d) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful life of the related assets ranging from three to eight years. Upon sale or disposition of furniture, equipment or leasehold improvements, related accumulated depreciation is removed from the account and any gain or loss is recognized. Assets are assessed periodically for potential impairment.

(Continued)

(e) ***Income Taxes***

BOSC is included in the consolidated federal and certain combined or unitary state income tax returns of BANK ONE. BOSC's applicable income tax provisions are determined on the basis of a separate return tax calculation and the amount of current tax liability or asset calculated is either remitted to or received from BANK ONE. The amount of current and deferred tax liabilities or assets are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. In accordance with the tax sharing agreement between BOSC and BANK ONE, BOSC records deferred tax balances which can be offset in the BANK ONE consolidated tax return and settles deferred balances or portions thereof when utilized in the BANK ONE consolidated or combined tax return.

(f) ***Recently Issued Accounting Pronouncements***

In 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34* (FIN 45), which requires additional disclosures by the guarantor about its obligations under certain guarantees that it has issued. FIN 45 also clarified that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The accounting requirements of FIN 45 are effective for BOSC on January 1, 2003, on a prospective basis. The adoption did not have a material impact on BOSC's financial position.

(g) ***Carrying Amount of Financial Instruments***

Assets and liabilities that are considered financial instruments are either carried at fair value or are short-term or replaceable on demand and thus have carrying amounts that approximate fair value. Assets that are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including resale agreements, securities borrowed, customer receivables and certain other receivables. Similarly, BOSC's short-term liabilities, such as customer and noncustomer payables, and certain other liabilities are recorded at contractual amounts approximating fair value. These financial instruments generally have variable interest rates and/or short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates.

(3) Cash and Securities Segregated under Federal and Other Regulations

At December 31, 2003, BOSC segregated cash of $7,106,694 and U.S. Treasury securities with a market value of $7,569,814 in a special reserve bank account for the exclusive benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

(4) Receivable From and Payable to Broker-Dealers and Clearing Organizations

The receivable from broker-dealers and clearing organizations represents amounts due to BOSC relating to commission and fee revenues. The payable to broker-dealers and clearing organizations represents amounts due to Pershing for clearing fees related to customer securities transactions. These revenues and expenses primarily result from customer securities transactions introduced to and cleared by Pershing on a trade date basis.

(5) Related-Party Transactions

In addition to specific operating expenses incurred by BOSC and charged directly to operations, certain management, accounting, and other costs are incurred in common for BOSC by BANK ONE and its other subsidiaries. BOSC is allocated a share of these costs proportionately based on an appropriate methodology for each type of expense. Management believes the allocation methods used are reasonable and appropriate in the circumstances.

In addition, BOSC from time to time may also enter into transactions with other BANK ONE subsidiaries. The aggregate receivables and payables related to these transactions were $4,515,835 and $346,583, respectively.

(6) Employee Compensation and Benefits

BOSC's employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by BANK ONE. Additionally, BOSC employees receive annual incentive compensation based on their performance and BANK ONE's consolidated operating results.

Pension and Postretirement Benefits

A noncontributory defined benefit pension plan covers most regular employees of BANK ONE and its subsidiaries, including employees of BOSC. In addition, BANK ONE sponsors postretirement life insurance plans and provides health care benefits for certain retirees and grandfathered employees when they retire. The postretirement life insurance benefit is noncontributory, while the health care benefits are contributory. There are no separate plans solely for employees of BOSC. The pension expense as well as postretirement health care and life insurance benefit expense for BOSC is determined by an intercompany charge from BANK ONE.

Employees of BOSC are also eligible to participate in BANK ONE's defined contribution plan. BOSC is required to make contributions to the plan based on the level of employee participation.

(7) Furniture, Equipment, and Leasehold Improvements

The cost of furniture, equipment, and leasehold improvements, as of December 31, 2003, and the related accumulated depreciation is as follows:

Furniture	$ 833,836
Equipment	871,565
Leasehold improvements	22,888
Total furniture, equipment, and leasehold improvements	1,728,289
Accumulated depreciation	(1,569,493)
Total, net	$ 158,796

(Continued)

(8) Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, BOSC's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose BOSC to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and BOSC has to purchase or sell the financial instrument underlying the contract at a loss.

(9) Income Taxes

The temporary differences that give rise to significant portions of the net deferred tax liability at December 31, 2003 are primarily related to fixed asset depreciation and differences related to the recognition of revenue related to commissions on the sales of B-Shares. At December 31, 2003, BOSC had a net deferred tax liability of $6,030,197.

At December 31, 2003, BOSC had a current federal tax receivable of $3,194,296 and a current state tax receivable of $283,734.

(10) Net Capital Requirements

BOSC is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. BOSC is required to maintain minimum net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness. At December 31, 2003, BOSC had net capital of $64,063,549, which was $62,665,176 in excess of its required net capital of $1,398,373. BOSC's ratio of aggregate indebtedness to net capital was 0.33 to 1.

(11) Commitments and Contingencies

BOSC has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on the opinions of counsel, any such liability will not have a material impact on BOSC's financial position.

(12) Subsequent Event

On January 14, 2004, Bank One announced an agreement to merge with JP Morgan Chase in a strategic business combination establishing the second largest banking franchise in the United States, based upon core deposits. The combined entity will have assets of $1.1 trillion.

The agreement provides for a stock-for-stock merger in which 1.32 shares of JP Morgan Chase common stock will be exchanged, on a tax-free basis, for each share of Bank One common stock. This transaction is expected to close in mid-2004 pending regulatory and shareholder approvals.